07023216

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

24 April 2007

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Annual Information Update	20/04/2007
REG-Catlin Group Limited Release of Report & Accounts	17/04/2007

Yours faithfully,

Pramila Bharj
Enc

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY -3 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Catlin Group Limited Release of Report & Accounts
Released: 17/04/2007

RNS Number:0218V
Catlin Group Limited
17 April 2007

Catlin Group Limited
17 April 2007

Annual Report and Accounts 2006 and associated documentation

Copies of the following documents have been submitted to the UK Listing Authority:

1. Annual Report and Accounts 2006;
2. Notice of Annual General Meeting to be held on 24 May 2007;and
3. Form of Proxy.

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 4HS

A PDF version of the Annual Report and Accounts and the Notice of Annual General Meeting can also be viewed on the Catlin Group Limited's website www.catlin.com).

This information is provided by RNS
The company news service from the London Stock Exchange

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17/04/2007	Notice of Annual General Meeting
24/11/2006	Prospectus in respect of the Offer for Wellington Underwriting plc ("Wellington")
24/11/2006	Circular in respect of the Offer for Wellington containing a Notice of General Meeting
25/09/2006	Interim Report 2006

Copies of these documents are available on the "Reports and Presentations" page within the "Investor Relations" section of the Company's website at www.catlin.com.

Please note that as a company which is incorporated in Bermuda, Catlin Group Limited it is not subject to the filing requirements of the UK Registrar of Companies pursuant to the Companies Act 1985.

A copy of this Annual Information Update together with all the documents referred to within it can be obtained from the Company's offices at:

Cumberland House
6th Floor
1 Victoria Street
Hamilton
Bermuda HM 11

Nicola Graham

Assistant Company Secretary

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